Exhibit (a)(5)(FF)

On April 24, 2014, Dassault Systèmes conducted a conference call in connection with its announcement of results for the first quarter. A transcript of the call is filed herewith.

Dassault Systèmes
Conference Call
24 April 2014

Table of Contents

Introduction	2
François-José BORDONADO	2
Vice-President, Investor Relations	2

Business Overview	3
Bernard CHARLES	3
President and CEO, Dassault Systèmes	3

Financial Results	7
Thibault DE TERSANT	7
Senior EVP and CFO	7

Conclusion	9
Bernard CHARLES	9
President and CEO	9

Questions and Answer Session	10

Introduction

François-José BORDONADO
Vice-President, Investor Relations

Thank you for joining Bernard Charles, CEO, and Thibault de Tersant, CFO, for our 2014 First Quarter conference call. We held our webcasted presentation in London earlier today, and the presentations can be found on our website.

Several brief reminders before beginning.

Dassault Systèmes’ Financial Results are prepared in accordance with IFRS. We have provided supplemental non-IFRS financial information and reconciliation tables in our earnings press release.

Some of the comments on this call will contain forward-looking statements, which could differ materially from actual results. Please refer to our Risk Factors in today’s press release and in our 2013 Document de référence.

In addition, some of the comments on this call will contain forward-looking statements, which could differ materially from actual results. Please refer to our Risk Factors in today’s press release and in our 2013 Document de référence.

In addition, some of the comments we will make on this call with respect to our pending acquisition of Accelrys will contain forward-looking statements, which could differ materially from actual results.

On February 13, 2014, Dassault Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described on this website. The stockholders of Accelrys are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys' stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, New York.

On the call today, revenue growth figures are in constant currencies, unless otherwise noted.

I would now like to introduce to Bernard Charlès.

Business Overview

Bernard CHARLES
President and CEO, Dassault Systèmes

Introduction

Thank you for joining us here and on the webcast held earlier today.

This morning we reported first quarter financial results, well in line with our objectives. We saw a better evolution of new license revenue than we had anticipated, driven by solid organic growth.  And our focus on operational improvements was clearly visible in our operating margin and earnings per share performance relative to our objectives.

While the end-markets we are serving have different dynamics, in total we are seeing further positive indicators which support our 2014 financial objectives.  In line with what we shared in February, we have a number of V6 go-lives, most visible in ENOVIA’s performance this quarter, with double-digit software revenue growth.  We are delivering against our Social Industry Experience strategy, demonstrated by our 2014x release and introduction of further industry experiences. Today I will share with you some of our progress, focusing on the High-Tech industry where we are increasing our market presence.

We are firmly expanding our purpose of sustainable innovation to harmonize product, nature and life with the pending completion of the Accelrys acquisition in combination with our internal research and development. And we are expanding our user communities – in engineering, simulation, manufacturing, marketing and sales.

Operationally, we are strengthening our GEO organisations around the world to ensure that we have the right balance of local empowerment for our 12 geo teams. We are also strengthening our coordination at the level of our three reporting regions, with the appointment of Laurent Blanchard to head up Europe, and to lead our growing alliances globally, particularly with consultants and system integrator partners. He joins Bruno Latchague who is responsible for the Americas, and Sylvain Laurent for Asia who is based in Shanghai.

Finally, we are reconfirming our 2014 financial objectives and updating for Accelrys and currency evolution.

First Quarter 2014 Financial Highlights

Looking briefly at our financial results the highlight of the quarter was the return to new licenses revenue growth increasing 8%, with double-digit growth in Asia and Europe, from a regional perspective. And from a product line perspective, this was led by ENOVIA.

Total software revenue increased 6%, with mixed results for recurring software revenue. And total revenue increased 9% as we now have a significantly larger base of service and consulting revenue reflecting the engagements RTT has with its customers in digital marketing.  Our non-IFRS operating margin came in at 27.7% and earnings per share was 73 cents, both better than our objectives thanks to the focus on driving organic margin expansion and also benefiting from a one-time R&D tax credit.

ENOVIA

In February we said there were a number of V6 go lives ahead and this is quite visible in ENOVIA’s performance where software revenue increased 12% in constant currencies on new licenses revenue growth of 55%.  Almost 70% of ENOVIA’s new licenses revenue came from V6, clearly demonstrating the value of these solutions to customers in a wide range of industries, including automotive with Jaguar Land Rover and Renault Group and in consumer packaged goods with Procter & Gamble.

 In addition, in our presentation today, we shared several client examples in greater depth:

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First, in the energy sector, Hyundai Heavy Industries’ offshore and engineering division has adopted our 3DEXPERIENCE platform and industry solutions experiences, including Designed for Sea and On Time to Sea. Thanks to integrated program management enabled by our solutions, they will be able to improve their time-to-market and on-budget-delivery of their complex offshore structures. Secondly, thanks to the ability to connect requirements, regulations, and offshore engineering, the entire design process is improved. ENOVIA’s application processes are instrumental to achieving these business objectives.

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A second example comes from a leader in recreational sport vehicles and propulsion, where Bombardier Recreational Products, BRP, is using our 3DEXPERIENCE platform, based upon our V6 architecture with CATIA and ENOVIA applications which make up the industry solution processes.  Thanks to the unified, scalable and smart platform we enable for new product development processes, BRP is positioned to improve sales, margins and product quality.  At the same time it is also able to improve operational excellence around the product thanks to the ability to accelerate early stage validation, improve traceability and benefit from the re-use of critical information.

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My final example is also in energy, with Alstom Wind, a division of Alstom Renewable Power. The company has adopted our 3DEXPERIENCE platform with ENOVIA industry solution processes. ENOVIA is critical to helping it achieve four principal business objectives including managing efficiently product data in a multi-CAD context which ENOVIA does very well; support collaborative design across an extended enterprise; third, manage and track highly customised products and in total, help the company achieve its growth objectives.

High-Tech Industry Review

Turning to industries, we are seeing a return to growth for several of our industries, including our largest, transportation and mobility, as well as in a number of sectors.  Today, as I mentioned earlier, I would like to focus some time on High-Tech, an important market for us, representing about 10% of end-user software revenue.  High tech is an enabler for a number of industries, helping drive their innovation thanks to the inventions introduced in High Tech.

As an industry, High-Tech has some unique challenges. On the one hand, they compete with competitors and on the other hand they need to collaborate with these same competitors given the very high costs of certain assets - for instance semiconductor fabs. Similarly, the industry is focused on mass production while also focused on mass customisation. Our solutions are very well suited to this sector as we foster collaboration while protecting intellectual property for example.

High-Tech has undergone enormous challenges and changes. Today, and into the future, new classes of smart and connected products are being developed and the high tech industry is enabling all of this - helping consumer goods companies connect the home to the Internet and life sciences companies connect products on patients to doctors and hospitals; automotive companies are connecting the car to automotive dealers and a whole host of products connecting back to the companies themselves that produced these new products and services.

As a result this industry is under constant pressure to create an environment in which it can foster continuous, rapid, profitable and sustainable innovation.  And to do, so high tech companies have to build ecosystems by bringing together hardware, software, cloud, services and content.

To help them we have introduced a number of industry solution experiences:

–	Imagination Wave designed to improve new product introductions;

–	Silicon Thinking to help manage technical complexity for semiconductor customers;

–	High Tech Body to drive from imagination to manufacturing, particularly focused on plastics parts;

–	and our Smarter, Faster and Lighter industry solution experience for perfect multi-discipline coordination;

Looking at our customers let me share some examples:

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the first example is Atmel deploying an integrated platform that embeds best practices for the semiconductor industry, with a single version of truth to decrease mis-builds and improve manufacturing process and to reduce manual inputs and reporting thanks to automation and standardisation of business processes.

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Parkeon, a major player in urban mobility with their parking management and public ticketing solutions, is deploying Exalead search-based applications to Transform big data into services – imagine that each parking machine is sending one record every ten seconds – managing 3 billion pieces of data.

Expansion of the Role of Geographies

Alongside our decision two years ago to implement an industry go-to-market strategy we also created 12 geos underneath our three regions in order to increase our “local” knowledge and presence. As a large and growing corporation we want to benefit from operating as ONE company in order to leverage best practices and leverage our operations. At the same time, we want to have a strong understanding of our markets at a local level, to be able to work closely with both customers and partners and to better coordinate our efforts across our three sales channels.

Over the last year we have been strengthening these teams and now have put in place the three regional heads to coordinate and lead the local geo efforts within their respective regions.  Each of these executives is physically located in their region, as I said:

–	Bruno Latchague, Senior EVP, Americas Market and Global Sales Operations, based at our Waltham Americas headquarters;

–	Sylvain Laurent, Executive Vice President, Asia Pacific Market and Global Business Transformation leader is based in Shanghai;

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and we are pleased to announce that Laurent Blanchard joined as Executive Vice President, Europe, Middle East, Africa and Russia and Worldwide Alliances. In his role system integrators will take on more of the implementation of our solutions in order for us to be able to replicate our customer success stories on a much larger scale.

As part of our global company, with a local reach focus we have decided to move to a European legal entity as Dassault Systemes SE - (Societas Europaea).

Review of the Accelrys Acquisition

As you saw this morning we have received the CFIUS approval and will be moving to close the Accelrys acquisition very shortly. I would like to recap for you several key points to keep in mind:

First, this acquisition is more than complementary. Accelrys fits very well with our mission – harmonize product, nature and life. Sharing a passion for scientific innovation, we believe together we can offer a unique and unmatched scientific Product Lifecycle Management solution, with a new paradigm for sustainability where chemistry, materials and biology meet – delivering scientific industry solution experiences. And it is clear that customers want to have an integrated solution, and with our 3DEXPERIENCE innovation platform, unique ability to integrate different disciplines and scientific focus in common we can help Accelrys accelerate their shift to industry solution experiences. 12

Second, the acquisition strengthens our offerings for life sciences and formula-based industries in addition to benefiting other industries such as High-Tech where new materials are key enablers. Let me remind you that Accelrys works with:

–	29 of the top 30 biopharmaceutical companies;

–	5 of the top 5 chemical companies;

–	3 of the top 5 consumer packaged goods companies.

And third, the acquisition is well-timed as we will be introducing shortly our first offering in bio-intelligence for the pharmaceutical industry following an intensive multi-year period of research and development.

We look forward to officially welcoming Accelrys’ Chief Executive, Max Carnecchia and his 750-person organisation shortly.

At this point, let me turn the call to Thibault.

Financial Results

Thibault DE TERSANT
Senior EVP and CFO

Good afternoon and good morning to all.  My comments today are based upon our non-IFRS financial results. In our press release tables you can find the reconciliation of our non-IFRS to IFRS data. In addition, revenue growth rates are stated in constant currencies.

New licenses revenue increased 8% in constant currencies and this was well supported on an organic basis with growth of 6%. A number of our product lines contributed to this growth led by ENOVIA.

Recurring revenue had a mixed dynamic. Looking first at maintenance, renewal rates remain strong, but maintenance growth rates reflect the lagged impact of lower new licensing activity in 2013. On the rental side we saw a slight decrease from last year at this time, coming from some larger accounts, adjusting rentals to workloads in engineering. SIMULIA posted solid results and our rental activity continued in our Value Solutions channel.

On a regional basis, Asia was the strongest performer with revenue up 10% led by Japan, South Korea and China. Europe had growth in all major regions led by the United Kingdom and Sweden. In the Americas, services from acquisitions were a key driver of growth and on the new licenses side our Business Transformation channel saw a very nice growth.

By product line we saw the strongest revenue performance in the first quarter from ENOVIA with software revenue up 12% on a very significant increase in large deployments and a number of V6 go lives.  By region, CATIA had an excellent quarter in Asia, led by Japan and China.

SOLIDWORKS grew 5% in the quarter, benefiting from strong renewals for both SOLIDWORKS and multi-product sales. In total units were lower by 4% on strong growth in Asia offset in part by mixed results in Europe and the Americas. You will note looking at the presentation that we rebalanced the VAR margin to favour new licenses revenue growth somewhat more, leading to the VAR margin increasing from 45% to 48% on average for new license sales.

Other Software increased 13% and included new acquisitions. I am pleased to report that SIMULIA continued to perform very well with double-digit growth.  Acquisitions were the driver of growth in services revenue which increased 40% and they also contributed to the gross margin improvement of almost 14 percentage points to 12% from a slight loss in the year-ago quarter.

Turning to our profitability, in February we indicated that our focus during 2014 would be on increasing the organic operating margin by about 150 basis points. We made good progress in the first quarter with an organic growth improvement of 100 basis points coming from expense control and services gross margin improvement.  Looking at the evolution of the operating margin, on top of the organic improvement we benefited as well from a one-time R&D tax credit representing a 130 basis points.

Currency, on the other side, had a negative impact of 140 basis points and acquisitions are temporarily diluting margins by about 220 basis points. All in all, these four factors explain why the operating margin is lower by 130 basis points. Excluding currencies and exceptional items, the non-IFRS operating margin would have been 30%.

At the EPS line, where we reported a 6% decrease, currency represented a nine percentage point swing and a higher effective tax rate took an additional bite out of our results of 4 points.

Turning to our cash flow it was relatively stable at €182 million versus €185 million in the year-ago quarter. If you look more closely at working capital evolution most line items were positive. We are, however, absorbing an important tax reassessment payment made in the first quarter of about €20 million and looking ahead we may have a more substantial payment. We are disputing the French tax authorities’ claim and we will, of course, defend our position which we think is well-founded.

Unearned revenue was higher by 8% excluding currency effects as well as acquisitions compared to the year-ago quarter, so a solid evolution here.

Turning to our financial objectives, we are reconfirming what we stated in February from an activity perspective and we are updating the objectives for currency and for the addition of Accelrys.

Looking first at our full year outlook, with respect to currency, we are increasing our US dollar exchange rate assumption for Q2 to $1.40 per euro, but maintaining the $1.35 rate for the rest of the year. Second, we operate in a number of currencies which have had meaningful weakness and we are estimating a 12 million euro effect. In total currency changes have a negative impact of about 15 million euros while we are adding Accelrys at an estimated 85 million euros contribution.

Net, net we are moving the mid-point of our range up €70 million to 2.28 to 2.30 billion euros, representing total revenue growth of 14 to 15% in constant currencies.

At the EPS level, we are narrowing the range by five cents to 3.45 to 3.50 euros per share, coming from 3.40 to 3.50 euros previously, representing an increase of 6 to 8% excluding currency effects or 10 to 11% without the currency effects and tax rate increase. Specifically, currency has an estimated impact of 26 cents and the tax rate increase has an impact of 11 cents.

Based upon our currency and acquisition assumptions, the non-IFRS operating margin range is now between 29.5% and 30% from 30 to 31% previously. Keep in mind that on an organic basis, the non-IFRS operating margin we are targeting is 33%.

In summary, the first quarter was an encouraging quarter, confirming some of the key positive signs we shared with you in February. We benefited from an improvement in new licenses performance one quarter early and we expect this level of performance to maintain itself in the second quarter and accelerate further later in the year thanks to our 3DEXPERIENCE platform and V6 architecture. At the same time we do face some headwinds, which we anticipate will continue in currency movements and in tax rates.

Let me turn the call back to Bernard now.

Conclusion

Bernard CHARLES
President and CEO

During 2014 we are focused on increasing the value we provide to our customers. The examples we have discussed today well illustrate the benefits we believe are helping contribute to top-line growth for our clients.

With these numerous customer examples our goal is to replicate these successes locally around the globe with our sales channels and with increasing contribution from our system integrator partners.

We are also focused on strengthening our execution by improving our operations throughout the Company – in local empowerment, in global support, in operational improvements visible in our organic operating margin growth, and in the additional initiatives to ensure that with the recent M&A activities we have the right level of support post-closing to help our new colleagues and partners and to leverage in a more timely fashion the mutual benefits that brought us together.

And finally, we are also focused on accelerating our revenue growth as we broaden our presence in the PLM and 3DEXPERIENCE markets.

Thibault and I would be happy to take any questions now.

Questions and Answer Session

Michael BRIEST, UPS

Thanks.  Just a couple of follow-ups from this morning.  Thibault, I think you said to me afterwards that Services is probably down about 10% organically.  If I take that into account, it suggests that the acquisitions did about 18 of Services revenues and about 8 in products.  Is that about right?  About 26 million in total?

And I’m just wondering: were they profitable at all?  If I back out your margin dilution from acquisitions, it seems as though they kind of made a profit in the quarter, and I’m wondering for the full year what kind of profit margin you’re actually expecting them to make, given the dilution of over 200 basis points.  Thanks.

Thibault DE TERSANT

Yeah, Michael.  On your latter question, even if Services are profitable, the ones coming from acquisition, they are obviously are not at our average margin level, so they are dilutive.  And this is why there is this margin dilution overall, that I mentioned.

On the contribution on services, coming from acquisitions, I think that your computation is right, yes.  And by the way, the improvement in gross margin was not just coming from the acquisitions and particularly of course from RTT, but also from the improvement we have been doing in our organic services.  The fact that they are slightly down, by the way, is completely consistent with our policy of relying on integrators more, you know, and we don’t have to compete with them.

And of course, with the level of go-live in V6 Architecture as we are doing, we don’t need to be as involved as we were before in this deployment, which were formerly first-of-a-kind deployments.

Michael BRIEST

OK, in terms of CATIA, I think we discussed that as well.  Could you give some identification of how the regions performed?  I think you said that Asia was strong, but the Americas and Europe not so good. It was +1, so was it declining in the other markets?  And how do you think it is going to progress through this year, in terms of quarterlies?

Thibault DE TERSANT

You know, Asia was very strong for CATIA. That is true, from a new license unit standpoint.  The other regions were weaker, and I have mentioned before: the slight decrease we have in rentals is not in Asia, because these large customers, which are based upon usage tracking and where actually the staffing in their engineering department is the factor – the driving factor of the evolution of the rental amounts.

These are mainly in North America and also to some extent – but to a smaller extent – in Europe, so Asia was the main region for CATIA and the two others were not yet satisfactory, you know.  But as I said before, this morning, we have enough growth drivers with CATIA to regenerate growth, with furthering our V6 deployment, with of course diversification in industries and growing countries and finally, also, with embedded systems, of course.

Michael BRIEST

And then, just finally, from me, Inceptra: I think you said in Q4, it was about a 4 million headwind.  Should we be assuming that it’s going to be 12 million or so for this year?

Thibault DE TERSANT

Yes, absolutely.  It is a relatively stable contribution by quarter, you know, Inceptra.

Michael BRIEST

OK, thanks.

For Jay Vleeschhouwer, Griffin Securities

First question: is it reasonable to expect that V6 could become the majority of new PLM license revenues by 2015?

Thibault DE TERSANT

Can you repeat please?  I am not sure to have understood.

For Jay Vleeschhouwer, Griffin Securities

Is it reasonable to expect that V6 could become the majority of new PLM license revenues by 2015?

Thibault DE TERSANT

Is it reasonable? Should we expect it?  I think it is very reasonable for 2016 and it has to be seen for 2015.

For Jay Vleeschhouwer, Griffin Securities

OK.  Well, was Q1 license revenue driven perhaps by one or two large orders, or any other business, and could you comment on new license results for products other than ENOVIA?

Thibault DE TERSANT

Yes.  So, no, we didn’t have any very large or “mega”-orders in the First Quarter.  This has been the case now, for multiple quarters.  It is a new habit of our customers not to give us any mega-orders, but order as they go.  They need licenses.  So, there was nothing unique in First Quarter at all.

And so, new licenses were particularly strong for ENOVIA.  We indicated that they were up by 55%.  And in total, the increase was 8% as we reported, you know, so ENOVIA was truly the stellar brand for new license revenue in this quarter, followed by SIMULIA, but SIMULIA, I want to warn you that new licenses is a small proportion of the total SIMULIA revenue.  Because by far, the majority of our customers are renting SIMULIA licenses, and not buying them.  So, new license revenue for SIMULIA is just a small portion of less than 10% of the revenue, however, it was up very significantly in this First Quarter.

For Jay Vleeschhouwer, Griffin Securities

OK.

Next question: what are your expectations for rentals for the new Cloud offering, such as Mechanical Conceptual and similar offerings down the road?

Thibault DE TERSANT

The expectation for rentals, after the bump in the road, is for rentals to continue to increase, and we believe there are a few new industries where they are going to be popular.  I think that the proportion in our indirect channel will probably continue to build up because it is going to be now helped by the availability of our processes on the Cloud, which are essentially an equivalent business model to rentals.  So, for this reason, we should see the rental/yearly service charges on the Cloud continuing to ramp up after this bump in usage.

For Jay Vleeschhouwer, Griffin Securities

OK, and last question on us: could you update us on GemCom, Exalead, NetVibes and Apriso, in terms of customer adoption and new vertical market effects?

Thibault DE TERSANT

So, GEOVIA, which is the new brand name of Gemcom, is still facing the crisis in raw material prices and so there was a reduction in new mine openings for that reason, which will not last forever of course, but which has been impacting us for the last quarters; however, the interest for a more integrated solution that would become a true enterprise solution, based on the 3DExperience platform, is higher than ever.  I think that the activity, with very large accounts in Mining, you know, to get such a holistic solution is increasing and very encouraging for GEOVIA.

For Apriso, the pipe is very good.  I mentioned earlier that the First Quarter is not the primary focus in terms of new license revenue, because they are more on a yearly kind of business closure with customers, but the pipe is very healthy, the solution is very good, and so Apriso should deliver good results in 2014.

Exalead: we are releasing and have released two applications on the Exalead side, which are driving a lot of attention, and so there is also a very healthy pipe for Exalead going forward.

Derric MARCON, Société Générale

Good afternoon, how are you doing?  Hello?

Yes, sorry to come back, but I have just got a very quick question: can you comment on the Emerging Markets?  Usually, you give us the year-to-year performance, constant currency, for software or  license revenue.

The second question is related to Accelrys: have you seen any change in the churn rate of Accelrys, since the proposal of acquisition has been made public?

And my third question: can you, Thibault, quantify the slippage of the maintenance revenue that you experienced in 2001, and do you except 100% of this to be catched up in Q2?  Thank you.

Thibault DE TERSANT

So, Derric, Emerging Markets were up in percentage of total revenue, by a little bit more than half a point, you know, from 12% to 12.6%  if my memory is still OK.

Bernard CHARLES

It’s OK.

Thibault DE TERSANT

Accelrys, we didn’t see a change in buying behaviour after announcing the transaction, so there is nothing sinister to report here.  And the maintenance revenue, the delay in orders was essentially 7.5 million, of which 6.5 are already booked.  I want to warn you that last year, last year, we had a slippage of 6 million, so comparing Q2 to Q2, the incremental coming from the slippage in the First Quarter is much less than the 7.5 million.

Derric MARCON

Thank you very much.

Bernard CHARLES

Do we have further questions?

Operator

There are no further questions at this time, Sir.  I hand the call back to you.

Bernard CHARLES

As you may notice, all the pieces that we have been assembling in the last 18 months or two years are really aimed at serving a very consistent and comprehensive approach to the market, of IT industry solutions and experience to the market, in the 12 industries we serve, creating a platform which can really focus on all the four directions that we have set up in the Compass, which is becoming the symbol of the platform, collaboration, 3D, simulation and of course information intelligence.

So, we believe that this is creating a new landscape for the industry, a new set of possibilities for the customers, so we are on a good start for Q1 and we need to confirm going forward that this can be scaled and adoption can be done.

With that, thank you very much all of you to be participating to this call, and to be present for some of you to be present in the conference this morning.  I think we have our Capital Market Day on June 13, 2014, at the headquarters, so we will welcome you, to give you visibility about our multi-year plan.  Once again, thank you and don’t hesitate to call us back for more information if you need.